UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 28, 2013

Commission file number:

1-14251

SAP AG

(Exact name of registrant as specified in its charter)

SAP CORPORATION

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SAP AG

FORM 6-K

This Current Report on Form 6-K is being furnished by SAP AG (the “SAP”) for the sole purpose of disclosing and clarifying certain remarks made by Bill McDermott (“McDermott”), co-CEO of SAP, during an interview on CNBC on Tuesday June 25, 2013 (the “Interview”).

1.	During the Interview, McDermott stated: “…our Cloud Business in Europe is growing in triple digits...”

SAP hereby confirms that SAP’s first quarter 2013 Cloud business in Europe grew in triple digits.

2.	During the Interview, McDermott stated: “…I said, we would grow the company 10%-14% in constant currencies at the beginning of the year, and reiterated that after the first quarter, which means you should expect SAP to remain a leader, gaining share and growing in double digits. That’s what we are going to do.”

SAP hereby clarifies this statement by referring to the outlook disclosed in 2013 to date. On each of January 23, 2013 and April 19, 2013, SAP issued a press release providing the following revenue outlook for fiscal year 2013 (the “2013 Outlook”):

“The Company expects full year 2013 non-IFRS software and cloud subscription revenue to increase in a range of 14%-20% at constant currencies (2012: €5.00 billion). The full year 2013 non-IFRS cloud subscription and support revenue contributing to this growth is expected to be around €750 million at constant currencies (2012: €343 million).

The Company expects full-year 2013 non-IFRS software and software-related service revenue to increase in a range of 11%-13% at constant currencies (2012: €13.25 billion).”

Additionally, SAP hereby clarifies that the Interview statement above was intended to articulate management’s goal of achieving the 2013 Outlook, and not as a statement of anticipated second quarter 2013 (or other) results.

Neither this Current Report on Form 6-K nor the Interview are intended to restate, modify or update the 2013 Outlook.

The Registrant hereby incorporates by reference this Current Report on Form 6-K into the Registrant’s Registration Statements (Nos. 333-60399, 333-65083, 333-30380, 333-41762, 333-63496, 333-63464, 333-102564, 333-167870 and 333-173782) on Form S-8 filed with the Commission.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2012 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)

By:	/s/ Michael Junge
	Name:	Michael Junge
	Title:	General Counsel

By:	/s/ Dr. Christoph Huetten
	Name:	Dr. Christoph Huetten
	Title:	Chief Accounting Officer

Date: June 28, 2013